UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CARBIZ INC.
(Name of Issuer)

Common Shares, with no par value
(Title of Class of Securities)

140780107
(CUSIP Number)

John Ross Quigley
21 Legacy Court
North York, Ontario
Canada 2ML 2Y7
(416) 441-7071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the
following box [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John Ross Quigley I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,596,918
	8	SHARED VOTING POWER 1,189,000
	9	SOLE DISPOSITIVE POWER 27,596,918
	10	SHARED DISPOSITIVE POWER 1,189,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,785,918
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2% (60,660,905 common shares of the Issuer were issued and outstanding as of October 29, 2006)
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medipac International, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,460,637
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,460,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,460,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5% (60,660,905 common shares of the Issuer were issued and outstanding as of October 29, 2006)
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This Schedule 13D relates to common shares, with no par value, of Carbiz Inc., a corporation formed under the laws of the province of Ontario, Canada (the “Issuer”), whose principal executive offices are located at 7405 North Tamiami Trail, Sarasota, Florida 34242.

Item 2. Identity and Background.

(a)	(i) John Ross Quigley (ii) Medipac International Inc. (“Medipac”)

(b)	(i) 21 Legacy Court, North York, Ontario, Canada 2ML 2Y7 (ii) The principal business and office address for Medipac is 180 Lesmill Road, North York, Ontario, Canada M3B 2T5

(c)

(i) Chief Executive Officer, Medipac International Group of Companies, 180 Lesmill Road, North York, Ontario M3B 2T5; Chief Executive Officer, Reed Mather Insurance Group Inc., 180 Lesmill Road, North York, Ontario M3B 2T5
(ii) Medipac is a third-party administrator providing communications, member benefits and insurance services to groups and associations.

(d)

(i) Mr. Quigley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(ii) Medipac has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

(i) Mr. Quigley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(ii) Medipac has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada

Item 3. Source and Amount of Funds or Other Consideration.

In a private placement of units (“Units”) of the Issuer that closed on September 5, 2006, with each Unit consisting of one common share and one warrant to purchase one common share, Mr. Quigley acquired 1,189,882 common shares and 1,189,882 warrants to purchase one common share. The aggregate amount paid by Mr. Quigley from his personal funds for the Units was Cdn$132,196, with such amount representing certain debt owed to Mr. Quigley by the Issuer.

The information contained in Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In order to purchase the common shares underlying the warrants, Mr. Quigley must pay the exercise price for such securities. The information contained in Exhibit 2 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In a private placement of convertible debentures of the Issuer that closed on October 6, 2004, Mr. Quigley purchased with his personal funds a debenture in the principal amount of Cdn$50,000 (the “2004 Old Debenture”). The 2004 Old Debenture was subsequently replaced by another debenture in the same principal amount on October 6, 2005 (the “2005 Old Debenture”), and the 2005 Old Debenture was subsequently replaced by another debenture in the same principal amount on April 6, 2006 (the “2006 Old Debenture”). On October 6, 2005, Mr. Quigley purchased with his personal funds and Medipac, a company wholly-owned and controlled by Mr. Quigley, purchased with its working capital additional convertible debentures of the Issuer in the principal amounts of Cdn$161,384 and Cdn$586,050, respectively (the “2005 New Debentures”). The 2005 New Debentures were subsequently replaced by debentures in the same principal amounts on April 6, 2006 (the “2006 New Debentures,” together with the 2006 Old Debenture, the “Debentures”). After the satisfaction of certain conditions, the Debentures convert into units (the “Debenture Units”) of the Issuer, with each Debenture Unit consisting of one common share, one class A common share purchase warrant and one class B common share purchase warrant, at a price of Cdn$0.12 per Debenture Unit. Each class A common share purchase warrant underlying the 2006 New Debentures may be exercised through October 6, 2010 for one common share at an exercise price of Cdn$0.12 per common share. Each whole class B common share purchase warrant underlying the 2006 New Debentures may be exercised through October 6, 2010 for one common share at an exercise price of Cdn$0.12 per common share. Each class A common share purchase warrant underlying the 2006 Old Debenture may be exercised through October 6, 2009 for one common share at an exercise price of Cdn$0.12 per common share. Each whole class B common share purchase warrant underlying the 2006 Old Debenture may be exercised through October 6, 2009 for one common share at an exercise price of Cdn$0.12 per common share. The conditions for conversion of the Debentures were satisfied on October 3, 2006 and, as a result, an aggregate of 1,849,687 common shares, 1,934,225 class A common share purchase warrants and 967,110 class B common share purchase warrants will be issued to Mr. Quigley and 5,107,603 common shares, 5,342,023 class A common share purchase warrants and 2,671,011 class B common share purchase warrants will be issued to Medipac. The information contained in Exhibits 3 – 6 in Item 7 below is hereby incorporated by reference to this Item 3.

In order to purchase the common shares underlying the class A common share purchase warrants and the class B common share purchase warrants, Mr. Quigley or Medipac, as applicable, must pay the exercise price for such securities. The information contained in Exhibits 7 - 12 listed in Item 7 below is hereby incorporated by reference to this Item 3.

The Issuer granted Mr. Quigley options to acquire 635,000 common shares of the Issuer, all of which are exercisable within 60 days of October 29, 2006, on the following dates, in the following amounts and at the following exercise prices (i) 200,000 common shares on November

28, 2003 at an exercise price of Cdn$0.24 per share; (ii) 129,000 common shares on December 15, 2003 at an exercise price of Cdn$0.30 per share, (iii) 100,000 common shares on March 31, 2004 at an exercise price of Cdn$0.30 per share, (iv) 100,000 common shares on July 1, 2004 at an exercise price of Cdn$0.30 per share and (v) 106,000 common shares on December 14, 2004 at an exercise price of Cdn$0.20 per share. The information contained in Exhibits 13 - 17 listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4. Purpose of Transaction.

The information previously reported in Item 3 of this Schedule 13D is incorporated by reference herein.

Certain of the common shares beneficially owned by Mr. Quigley are subject to stock options that were granted to Mr. Quigley by the Issuer as a result of being a director of the Issuer. The information contained in Exhibits 13 - 17 in Item 7 below is hereby incorporated by reference to this Item 4.

The securities acquired by Mr. Quigley and Medipac were acquired for investment purposes. Except as set forth in this Schedule 13D and in the attached exhibits, Mr. Quigley and Medipac do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of Mr. Quigley and Medipac may, at any time, review or reconsider his, her or its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but such persons have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(i) (a)

(i) Mr. Quigley is the beneficial owner of 28,785,918 common shares, or 39.2% of the Issuer’s outstanding common shares as of October 29, 2006, which includes (i) 635,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of October 29, 2006 at exercise prices of Cdn$0.20 to Cdn$0.30 per share; (ii) 2,340,000 common shares held in the name of Medipac; (iii) 1,189,000 common shares held in the name of Samuel A. Quigley, who is Mr. Quigley’s son; (iv) 1,189,882 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (v) 464,518 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (vi) 232,258 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (vii) 1,469,707 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (viii) 734,852 common shares underlying class B common share purchase warrant that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share (ix) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (x) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(ii) Medipac is the beneficial owner of 15,460,637 common shares, or 22.5% of the Issuer’s outstanding common shares as of October 29, 2006, which includes (i) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ii) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(b)	Number of shares as to which such person has:

(i)        (x) Sole power to vote or to direct the vote of common shares 27,596,918, which includes (i) 635,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of October 29, 2006 at an exercise prices of Cdn$0.20 to Cdn$0.30 per share; (ii) 2,340,000 common shares held in the name of Medipac; (iii) 1,189,882 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (iv) 464,518 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (v) 232,258 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (vi) 1,469,707 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (vii) 734,852 common shares underlying class B common share purchase warrant that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share (viii) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ix) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(y) Sole power to vote or to direct the vote of 0 common shares.

(ii) (x) Shared power to vote or to direct the vote of 1,189,000 common shares, which represents the shares held in the name of Mr. Quigley’s son.

            (y) Shared power to vote or to direct the vote of 15,460,637 common shares, which includes (i) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ii) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(iii)        (x) Sole power to dispose or to direct the disposition of 27,596,918, which includes (i) 635,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of October 29, 2006 at an exercises price of Cdn$0.20 to Cdn$0.30 per share; (ii) 2,340,000 common shares held in the name of Medipac; (iii) 1,189,882 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (iv) 464,518 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (v) 232,258 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (vi) 1,469,707 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (vii) 734,852 common shares underlying class B common share purchase warrant that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share (viii) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ix) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(y) Sole power to dispose or to direct the disposition of 0 common shares.

(iv) (x) Shared power to dispose or to direct the disposition of 1,189,000 common shares, which represents the shares held in the name of Mr. Quigley’s son.

            (y) Shared power to dispose or to direct the disposition of 15,460,637 common shares, which includes (i) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ii) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share.

(c)	(i) Except as described in Item 3 above, Mr. Quigley did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(ii) Except as described in Item 3 above, Medipac did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(i) As described above, Mr. Quigley may acquire (i) 635,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within 60 days of October 29, 2006 at an exercise prices of Cdn$0.20 to Cdn$0.30 per share; (ii) 1,189,882 common shares underlying warrants that are immediately exercisable until September 5, 2008 at an exercise price of $0.15 per share; (iii) 464,518 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (iv) 232,258 common shares underlying class B common share purchase warrants that are immediately exercisable until October 6, 2009 at an exercise price of Cdn$0.12 per share; (v) 1,469,707 common shares underlying class A common share purchase warrants that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share; (vi) 734,852 common shares underlying class B common share purchase warrant that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share (vii) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (viii) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share. The information contained in Exhibits 7 -17 in Item 7 below is hereby incorporated by reference to this Item 6.

(ii) As described above, Medipac may acquire (i) 5,342,023 common shares underlying class A common share purchase warrants held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share and (ii) 2,671,011 common shares underlying class B common share purchase warrant held by Medipac that are immediately exercisable until October 6, 2010 at an exercise price of Cdn$0.12 per share. The information contained in Exhibits 11 and 12 in Item 7 below is hereby incorporated by reference to this Item 6.

Item 7. Material to be Filed as Exhibits.

1.	Subscription Agreement dated as of September 5, 2006 between the Issuer and Mr. Quigley
2.	Warrant dated September 5, 2006 issued to Mr. Quigley
3.	Subscription Agreement dated October 6, 2004 between the Issuer and Mr. Quigley
4.	Convertible Debenture dated October 6, 2004 issued to Mr. Quigley
5.	Convertible Debenture dated October 4, 2005 issued to Mr. Quigley
6.	Convertible Debenture dated October 4, 2005 issued to Medipac
7.	Form of Class A Common Share Purchase Warrant dated October 3, 2006 to be issued to Mr. Quigley
8.	Form of Class A Common Share Purchase Warrant dated October 3, 2006 to be issued to Mr. Quigley
9.	Form of Class A Common Share Purchase Warrant dated October 3, 2006 to be issued to Mr. Quigley
10.	Form of Class B Common Share Purchase Warrant dated October 3, 2006 to be issued to Mr. Quigley
11.	Form of Class B Common Share Purchase Warrant dated October 3, 2006 to be issued to Medipac
12.	Form of Class B Common Share Purchase Warrant dated October 3, 2006 to be issued to Medipac
13.	Stock Option Agreement dated November 28, 2003 between the Issuer and Mr. Quigley
14.	Stock Option Agreement dated December 15, 2003 between the Issuer and Mr. Quigley
15.	Stock Option Agreement dated March 31, 2004 between the Issuer and Mr. Quigley
16.	Stock Option Agreement dated July 1, 2004 between the Issuer and Mr. Quigley
17.	Stock Option Agreement dated December 14, 2004 between the Issuer and Mr. Quigley
18.	Agreement for Joint Filing

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATE: October 30, 2006

/s/ John Ross Quigley
      John Ross Quigley

MEDIPAC INTERNATIONAL, INC.

By: /s/ John Ross Quigley
Its: Chief Executive Officer
Print Name: John Ross Quigley